Exhibit 99.3

The following table sets forth Deutsche Bank AG's ratio of earnings to fixed charges for the periods:

	Six months Ended Jun 30, 2015	Three months Ended Mar 31, 2015	Year Ended Dec 31, 2014	Year Ended Dec 31, 2013	Year Ended Dec 31, 2012	Year Ended Dec 31, 2011	Year Ended Dec 31, 2010
in € millions, except ratios
Earnings:
1. Income (loss) before income tax expense	2,708	1,479	3,116	1,456	814	5,390	3,975
2. Add: Fixed charges excluding capitalized interest (Line 10)	5,198	2,315	11,001	11,045	15,901	17,207	13,493
3. Less: Net income (loss) from equity method investments	421	201	619	369	163	(264)	(2004)

4. Earnings including interest on deposits	7,485	3,594	13,498	12,132	16,552	22,860	19,472
5. Less: Interest on deposits	1,447	762	3,210	3,360	4,946	5,958	3,800

6. Earnings excluding interest on deposits	6,038	2,832	10,288	8,773	11,606	16,902	15,672

Fixed Charges:
7. Interest Expense	5,062	2,247	10,729	10,768	15,619	16,921	13,196
8. Estimated interest component of net rental expense	136	68	272	277	283	286	297
9. Amortization of debt issuance expense	0	0	0	0	0	0	0

10. Total fixed charges including interest on deposits and excluding capitalized interest	5,198	2,315	11,001	11,045	15,901	17,207	13,493
11. Add: Capitalized interest	0	0	0	0	0	0	0

12. Total fixed charges	5,198	2,315	11,001	11,045	15,901	17,207	13,493
13. Less: Interest on deposits (Line 5)	1,447	762	3,210	3,360	4,946	5,958	3,800

14. Fixed charges excluding interest on deposits	3,751	1,553	7,791	7,685	10,954	11,249	9,692

Consolidated Ratios of Earnings to Fixed Charges:
Including interest on deposits (Line 4/Line 12)	1.44	1.55	1.23	1.10	1.04	1.33	1.44

Excluding interest on deposits (Line 6/Line 14)	1.61	1.82	1.32	1.14	1.06	1.50	1.62

Comparatives for 2012 have been adjusted to reflect changes according to IFRS 10, IFRS 11, IAS 19, IAS 27 and IAS 28, which had to be applied retrospectively.

Comparatives for Interest expense and for Interest on deposits have been restated for 2012 and 2011.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.